Exhibit 99.3

GH Research Reports Third Quarter 2026 Financial Results and Provides Business Update

•	Novel GH001 Aerosol Delivery System (ADS) device: final results of the GH001-HV-106 trial support going from 3 → 1 doses per treatment visit

•	TRD pivotal program — positive initial feedback from FDA, End-of-Phase 2 meeting expected in Q1 2027, initiation shortly after

•	PPD pivotal program — initiation targeted for H2 2027

•	Vanina Popova, MD, appointed Chief Development Officer — Formerly Clinical Development at J&J, lead author of pivotal Spravato® trial publication

•	Cash, cash equivalents and marketable securities of $350.6 million as of September 30, 2026

DUBLIN, November 13, 2026 (GLOBE NEWSWIRE) -- GH Research PLC (Nasdaq: GHRS), a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression, today reported financial results for the quarter ended September 30, 2026, and provided a business update.

Business Updates

Global Pivotal Program of GH001 in TRD

The final results of our Phase 1 trial GH001-HV-106 in healthy volunteers support one fixed dose of GH001 per treatment visit with our novel GH001 Aerosol Delivery System (ADS). Our Phase 2b trial, which used a third-party vaporizer, titrated patients to a peak experience with an individualized dosing regimen (IDR) of up to three doses per treatment visit: 23% of patients had reached a peak experience after the 6 mg dose, 62% after the 6 mg and 12 mg doses and 86% after the 6 mg, 12 mg and 18 mg doses (19, 50 and 70 of 81 patients). The ADS delivers a consistent dose through reduced variability (82% to 89% of the loaded dose in bench testing, compared with 55% to 79%). In GH001-HV-106, peak experience rates across increasing single doses showed a consistent dose response, up to 88% of participants (7 of 8) at a dose we plan to take into the pivotal program. We expect the single fixed dose allows for a ~1-hour fixed treatment visit in clinical practice.

We have received positive initial feedback from the U.S. Food and Drug Administration (FDA) on the design of our pivotal program in treatment-resistant depression (TRD) using the novel GH001 ADS. As currently planned, the pivotal trials will be randomized and double-blind, comparing parallel fixed-dose arms with placebo, with one fixed dose per treatment visit, a primary endpoint of Montgomery-Åsberg Depression Rating Scale (MADRS) change from baseline at Week 4 and a 12-week double-blind period. We expect to hold an End-of-Phase 2 meeting with the FDA in Q1 2027 to finalize the design and to initiate the pivotal program in TRD shortly thereafter, subject to final alignment.

GH001 in Postpartum Depression

In our open-label Phase 2a trial of GH001 in postpartum depression (PPD) (GH001-PPD-203), all ten patients were in remission at 2 hours, on Day 2 and on Day 8 after a single administration day with the IDR, and the primary endpoint was met with a MADRS reduction from baseline of -35.4 points on Day 8 (p<0.0001). We plan to advance GH001 in PPD into a pivotal program with one fixed dose per treatment visit via the ADS and are targeting initiation in the second half of 2027, subject to final regulatory alignment.

“Women with postpartum depression need treatments that work quickly and ask little of them at a time when they are caring for a newborn. In the Phase 2a trial, every patient was in remission within hours of a single treatment day. A single dose given in a visit of about an hour would fit the lives of new mothers, and I am glad to see GH001 move toward a pivotal program in postpartum depression,” said Kristina M. Deligiannidis, MD, of the Feinstein Institutes for Medical Research at Northwell Health.

Corporate Update

In a separate press release issued today, we announced the appointment of Vanina Popova, MD, as Chief Development Officer, to lead the clinical development of GH001 into our pivotal programs. Dr. Popova was previously at Johnson & Johnson, where she worked on the clinical development of Spravato® (esketamine) and was the lead author of the publication of TRANSFORM-2, its pivotal Phase 3 trial in TRD.

Scientific Presentations

In September 2026, we presented a poster at the International Society for Bipolar Disorders (ISBD) 2026 Annual Conference with data from our Phase 2a GH001-BD-202 trial in patients with bipolar II disorder showing rapid and clinically meaningful improvement in anhedonia.

In October 2026, we hosted an industry symposium on rapid-acting antidepressants in TRD and presented three posters at the 39th European College of Neuropsychopharmacology (ECNP) Congress, including data from our Phase 2b GH001-TRD-201 trial showing improvements on Day 8 in patient-reported quality of life (Q-LES-Q-SF change from baseline, 20.6 points, p<0.0001) and in MADRS anhedonia factor score (change from baseline -9.9 points, p<0.0001), both maintained at Month 6 with infrequent treatment in the open-label extension, as well as efficacy and safety data from GH001-BD-202.

Third Quarter 2026 Financial Highlights

Cash position

Cash, cash equivalents and marketable securities were $350.6 million as of September 30, 2026, compared to $280.7 million as of December 31, 2025. Marketable securities are comprised of investment grade bonds.

Research and development expenses

R&D expenses were $10.1 million for the quarter ended September 30, 2026, compared to $10.6 million for the same quarter in 2025. The decrease is primarily due to decreased technical development and clinical development expenses.

General and administrative expenses

G&A expenses were $5.3 million for the quarter ended September 30, 2026, compared to $6.0 million for the same quarter in 2025. The decrease is primarily due to a decrease in professional fees.

Net loss

Net loss was $12.5 million, or $0.18 loss per share, for the quarter ended September 30, 2026, compared to $14.0 million, or $0.23 loss per share, for the same quarter in 2025.

About GH Research PLC

GH Research PLC is a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. GH Research PLC’s initial focus is on developing its novel and proprietary mebufotenin therapies for the treatment of patients with TRD.

About GH001

Our lead product candidate, GH001, is formulated for mebufotenin administration via a proprietary inhalation approach. Based on the observed clinical activity in our Phase 2b GH001-TRD-201 trial, where the primary endpoint was met with a Montgomery-Åsberg Depression Rating Scale (MADRS) reduction from baseline of -15.5 points compared with placebo on Day 8 (p<0.0001), we believe that GH001 has the potential to change the way TRD is treated today.

Forward-Looking Statements

This press release contains statements that are, or may be deemed to be, forward-looking statements. All statements other than statements of historical fact included in this press release, including statements regarding our plans and expectations with respect to the initiation, timing, progress and design of our global Phase 3 pivotal program for GH001; our plans and expectations with respect to seeking FDA alignment on the pivotal program design; our plans and expectations with regard to advancing GH001 in PPD into a pivotal program, including initiation, timing, progress and design of such program; our future results of operations and financial position, business strategy, product candidates, medical devices required to deliver these product candidates, research pipeline, ongoing and currently planned nonclinical studies and clinical trials, regulatory submissions and approvals and their effects on our business strategy, our expectations related to commencing trials in the United States, research and development costs, cash runway, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the risk that we may not be able to initiate or complete our global Phase 3 pivotal program for GH001 on the timelines we are targeting or at all; the risk that we may not be able to initiate or complete a pivotal program of GH001 in PPD on the timelines we are targeting or at all; the risk that results from our Phase 1 trial in healthy volunteers and our open-label Phase 2a trial may not be predictive of results in our pivotal trials, the risk that we may not obtain FDA alignment on the pivotal program design on favorable terms or at all; the risk that future clinical trials of GH001 or clinical trials of GH002 or other product candidates we propose in future INDs are placed on clinical hold by the FDA; the risk that we may not be able to commence clinical trials in the United States on the timelines we are targeting; and those other risks described in our filings with the U.S. Securities and Exchange Commission from time to time. No assurance can be given that such future results, plans, or expectations or targets will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Relations

Magnus Halle
GH Research PLC
investors@ghres.com

GH RESEARCH PLC

Condensed Consolidated Interim Statement of Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	$’000	$’000	$’000	$’000
Operating expenses
Research and development	(10,071)	(10,567)	(34,849)	(27,377)
General and administration	(5,285)	(5,998)	(18,711)	(16,624)
Loss from operations	(15,356)	(16,565)	(53,560)	(44,001)

Finance income	2,992	2,783	7,843	8,616
Finance expense	(75)	(21)	(242)	(373)
Movement of expected credit loss	4	30	12	24
Foreign exchange (loss)/gain	(15)	(247)	(616)	1,613
Total other income	2,906	2,545	6,997	9,880

Loss before tax	(12,450)	(14,020)	(46,563)	(34,121)
Tax charge/(credit)	-	-	-	-
Loss for the period	(12,450)	(14,020)	(46,563)	(34,121)

Other comprehensive (expense)/income
Items that may be reclassified to profit or loss
Fair value movement on marketable securities	(38)	(33)	(167)	(55)
Currency translation adjustment	(52)	(63)	(1,791)	926
Total comprehensive loss for the period	(12,540)	(14,116)	(48,521)	(33,250)

Attributable to owners:
Loss for the period	(12,450)	(14,020)	(46,563)	(34,121)
Total comprehensive loss for the period	(12,540)	(14,116)	(48,521)	(33,250)

Loss per share
Basic and diluted loss per share (in USD)	(0.18)	(0.23)	(0.71)	(0.56)

GH RESEARCH PLC

Condensed Consolidated Interim Balance Sheet (Unaudited)

(in thousands)

	At September 30,	At December 31,
	2026	2025
	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	345,088	246,251
Marketable securities	5,501	34,457
Other current assets	6,523	5,268
Total current assets	357,112	285,976
Non-current assets
Property, plant and equipment	519	620
Other non-current assets	2,281	1,634
Total non-current assets	2,800	2,254
Total assets	359,912	288,230

LIABILITIES AND EQUITY
Current liabilities
Trade payables	5,339	3,773
Lease liability	283	365
Other current liabilities	5,263	4,242
Total current liabilities	10,885	8,380
Non-current liabilities
Lease liability	7	147
Total non-current liabilities	7	147
Total liabilities	10,892	8,527

Equity attributable to owners
Share capital	1,717	1,551
Additional paid-in capital	542,946	431,061
Other reserves	17,909	13,292
Foreign currency translation reserve	(13,567)	(11,776)
Accumulated deficit	(199,985)	(154,425)
Total equity	349,020	279,703
Total liabilities and equity	359,912	288,230